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                                                 ------------------------------
UNITED STATES                                            OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549                           ------------------------------
                                                  OMB Number:         3235-0145
                                                  Expires:    December 31, 2005
                                                  Estimated average burden
                                                  hours per response  11
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                                 SCHEDULE 13D/A
             Amendment No. 3 Under the Securities Exchange Act of 1934

                              24/7 Real Media, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   901314 10 4
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                                 (CUSIP Number)

     Paul Weinberg
     Elbit Ltd.
     3 Azrieli Center                       Richard Gilden
     The Triangle Building                  Kramer Levin Naftalis & Frankel LLP
     67023  Tel Aviv                        919 Third Avenue
     Israel                                 New York, NY 10022
     011-972-3-6075555                      212-715-9486

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 2, 2003
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             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 'SS' 'SS' 240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [ ]




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CUSIP NO.  901314 10 4

                                       13D
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    1.     Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only)
                   Elbit Ltd.
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    2.     Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)                                                             [ ]
           (b)                                                             [ ]
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    3.     SEC Use only
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    4.     Source of funds (See Instructions)                    WC
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    5.     Check if disclosure of Legal Proceedings Is Required Pursuant
           to Items 2(d) or 2(e)                                           [ ]
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    6.     Citizenship or Place of Organization                 Israel
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Number of       7. Sole Voting Power         2,185,501 shares of common stock,
Beneficially                                 par value $0.01 per share
Shares          --------------------------------------------------------------
Owned by Each   8. Shared Voting Power       0
Reporting        --------------------------------------------------------------
Person With     9. Sole Dispositive Power    2,185,501 shares of common stock,
                                             par value $0.01 per share
                --------------------------------------------------------------
               10. Shared Dispositive Power  0

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   11.     Aggregate Amount Beneficially     2,185,501 shares of common stock,
           Owned by Each Reporting Person    par value $0.01 per share
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   12.     Check if the Aggregate Amount in Row (11)
           Excludes Certain Shares [ ](See Instructions)
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   13.     Percent of Class Represented by Amount in Row (11)    3.15%

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   14.     Type of Reporting Person (See Instructions)           CO




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Elbit Ltd. ("Elbit") previously filed a Schedule 13D on January 28, 2003 (the
"Original Filing") and amendment No.1 thereto on April 17, 2003 and amendment no.2 thereto on May 21, 2003 (both together with the Original Filing, the "Previous Filing") with respect to shares of common stock of 24/7 Real Media, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Issuer"). This Amendment No. 3 on Schedule 13D/A (the "Amendment") supplements and amends the Previous Filing to the extent specified herein. Capitalized terms used but not defined in this Amendment have the meanings given to them in the Original Filing.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(b) of the Previous Filing is hereby amended as follows:

     (a)-(b) Elbit is the beneficial owner of an aggregate of 2,185,501 shares of Issuer Common Stock, representing approximately 3.15% of the issued and outstanding Issuer Common Stock. Elbit has the sole power to vote and direct the disposition of all of the shares. To the knowledge of Elbit, none of the persons named in Schedule A of the Original Filing beneficially own any shares of Issuer Common Stock.

Item 5(c) of the Previous Filing is hereby amended as follows:

     (c) During the period commencing on May 19, 2003, and ending on June 3, 2003, Elbit sold, through its broker, an aggregate of 2,833,923 shares of Issuer Common Stock in a series of transactions at a price per share ranging from $0.39 to $1.18 (the "Sales"). Of the 2,833,923 shares sold, 2,256,000 shares were sold on June 2, 2003 and June 3, 2003 at a price per share ranging from $0.57 to $1.18. The aggregate consideration received by Elbit from the Sales was two million, forty two thousand, three hundred and sixty four dollars ($2,042,364), resulting in an average price per share of approximately $0.735.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

June 17, 2003

                                                        Elbit Ltd.

                                                        By: /s/ Paul Weinberg
                                                        ----------------------
                                                        Name:  Paul Weinberg
                                                        Title: Director



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                            STATEMENT OF DIFFERENCES

The section symbol shall be expressed as....................           'SS'